SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date:	29 May 2002	By:	
		Title:	Director of Corporate Relations

PRUDENTIAL

For immediate release 29 May 2002

PRUDENTIAL UK REORGANISES EXECUTIVE TEAM

Prudential UK has today announced the appointment of:

Nick Smith: Distribution Director (Intermediary Channels and Direct to Consumer Channels). Nick joins from CGNU, where he was Managing Director of the Wealth Management business and previously Managing Director, UK Life and Pensions at Norwich Union.

Tim Tookey: UK Finance Director. He will join the business in September from Heath Lambert Fenchurch Insurance Holding Ltd where he was Group Finance Director.

In addition, **Andy Briggs** currently Distribution Director, Business to Business, will now also have responsibility for Affinities, with a remit to forge distribution, and other relationships with third parties.

Richard Field, Director of Prudential Portfolio Management Group, will assume full responsibility for PruLab, the product innovation and development unit. **Kim Lerche-Thomsen**, CEO of PruLab, will be retained on a consultancy contract.

Mark Wood, Chief Executive, Prudential UK and Europe said:

"Since we announced our UK strategy in November, we have made excellent progress, as our first quarter results demonstrate and these appointments will build on the considerable momentum already generated.

"As a result of these appointments a number of people will be leaving the business and they go with our thanks for their contribution to the continuing success and growth of the organisation."

-ENDS-

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725

Media enquiries:

James Murray, Head of Media Relations, Prudential UK
T: 020 7334 6363 M: 07810 181 757 email: james.murray@prudential.co.uk

Darragh Leeson, Senior Media Relations Manager, Prudential UK
T: 020 7334 5121 M: 07801 856011 email: darragh.leeson@prudential.co.uk

Analyst/Investor enquiries:

Rebecca Burrows, Director of Investor Relations, Prudential plc
T: 020 7548 3537